FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month July, 2021

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Notice of Annual General Meeting
2.	Legend attached to the Notice sent to ADS holders

July 23, 2021

The United States

Securities and Exchange Commission

Washington D. C. 20549

United States of America

Attn.: Filing Desk

Dear Sirs,

IBN

ICICI Bank Limited (the ‘Company’) Report on Form 6-K

This is with reference to our letter dated July 15, 2021, regarding convening of the Twenty-Seventh Annual General Meeting (AGM) of the Members of ICICI Bank Limited (the Bank) on Friday, August 20, 2021 at 3:00 p.m. IST through Video Conferencing/Other Audio Visual Means (VC/OAVM).

We wish to inform you that the Notice of the AGM and Annual Report 2020-21 to be sent to the American Depository Shares (ADS) holders have been uploaded on the website of the Bank and can be accessed through the link https://www.icicibank.com/aboutus/annual.page?#toptitle. Additionally, provision for email delivery of the Annual Report, Notice and relevant enclosures to ADS holders is also being initiated in coordination with the overseas depository bank, Deutsche Bank Trust Company Americas (DBTCA).

We are enclosing for your information and records a copy of the Notice of the AGM of the Bank. The said Notice has an additional legend attached which is being provided to the ADS holders for information purpose only. The brief details of the Ordinary and Special Business to be transacted at the AGM are given in Annexure.

You are requested to take note of above and arrange to bring it to the notice of all concerned.

Yours sincerely,

For ICICI Bank Limited

/s/ Vivek Ranjan

Vivek Ranjan

Chief Manager

Encl: As above

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Annexure

Brief details of the Business to be transacted at the Twenty-Seventh AGM of the Bank through remote e-voting and through e-voting during the AGM

Sr. No.	Resolution	Type of Resolution (Ordinary/ Special)
Ordinary Business
1	Adoption of Financial Statements for the financial year ended March 31, 2021.	Ordinary
2	Declaration of dividend on equity shares.	Ordinary
3	Re-appointment of Mr. Sandeep Bakhshi (DIN: 00109206), who retires by rotation and, being eligible, offers himself for re-appointment.	Ordinary
4	Appointment of M/s MSKA & Associates, Chartered Accountants (Registration No. 105047W) as one of the Joint Statutory Auditors of the Bank.	Ordinary
5	Appointment of M/s Khimji Kunverji & Co LLP, Chartered Accountants (Registration No. 105146W/W100621) as one of the Joint Statutory Auditors of the Bank.	Ordinary
Special Business
6	Revision in remuneration of Mr. Sandeep Bakhshi (DIN: 00109206), Managing Director & Chief Executive Officer.	Ordinary
7	Revision in remuneration of Ms. Vishakha Mulye (DIN: 00203578), Executive Director.	Ordinary
8	Revision in remuneration of Mr. Sandeep Batra (DIN: 03620913), Executive Director.	Ordinary
9	Revision in remuneration of Mr. Anup Bagchi (DIN: 00105962), Executive Director.	Ordinary
10	Re-appointment of Mr. Anup Bagchi (DIN: 00105962) as a Wholetime Director (designated as an Executive Director) of the Bank.	Ordinary
11	Payment of compensation in the form of fixed remuneration to the Non-Executive Directors (other than part-time Chairman and the Director nominated by the Government of India) of the Bank.	Ordinary

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

ICICI Bank Limited

CIN: L65190GJ1994PLC021012

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390 007, Gujarat, Phone: 0265-6722286

Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, Phone: 022-26538900, Fax: 022-26531230

Website: www.icicibank.com, E-mail: investor@icicibank.com

NOTICE TO AMERICAN DEPOSITARY SHARES ("ADS") HOLDERS

Notice to ADS Holders

The attached is being provided by ICICI Bank Limited (the "Bank") FOR INFORMATIONAL PURPOSES ONLY and is not to be construed, and does not purport to be, an offer to sell or solicitation of an offer to buy any securities.

Deutsche Bank Trust Company Americas, the Depositary (the "Depositary"), has not reviewed the enclosed, and expressly disclaims any responsibility for, and does not make any recommendation with respect to, the Bank or the matters and/ or transactions described or referred to in the enclosed documentation. Furthermore, neither the Depositary nor any of its officers, employees, directors, agents or affiliates controls, is responsible for, endorses, adopts, or guarantees the accuracy or completeness of any information provided at the Bank's request or otherwise made available by the Bank and none of them are liable or responsible for any information contained therein.

Registered Holders have no voting rights with respect to the Shares or other Deposited Securities represented by their American Depositary Shares. The instructions of Registered Holders shall not be obtained with respect to the voting rights attached to the Shares or other Deposited Securities represented by their respective ADSs. In accordance with the Governmental Approval, the Depositary is required, at the direction of the Board of Directors of the Bank (the "Board"), to vote as directed by the Board.

The matters referred to in the attached are being made with respect to the securities of an Indian company. The proposed action is subject to the disclosure requirements of India, which are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S.federal securities laws, since the issuer is located in India, and some or all of its officers and directors may be residents of India. You may not be able to sue an Indian company or its officers or directors in an Indian court for violations of the U.S. securities laws. It may be difficult to compel an Indian company and its affiliates to subject themselves to a U.S. court's judgment.

Capitalized terms used in this notice but not defined herein shall have the meanings ascribed to them in the Deposit Agreement, dated as of March 31, 2000 (as amended) between the Bank, the Depositary and all Registered Holders and Beneficial Owners from time to time of Receipts issued thereunder.

Annual Report 2020-21

NOTICE

NOTICE is hereby given that the Twenty-Seventh Annual General Meeting of the Members of ICICI Bank Limited (the Bank/Company) will be held through Video Conferencing/Other Audio Visual Means (VC/OAVM) on Friday, August 20, 2021 at 3:00 p.m. IST to transact the following business:

ORDINARY BUSINESS

1.	To receive, consider and adopt the standalone and consolidated financial statements for the financial year ended March 31, 2021 together with the Reports of the Directors and the Auditors thereon.

2.	To declare dividend on equity shares.

3.	To appoint a director in place of Mr. Sandeep Bakhshi (DIN: 00109206), who retires by rotation and, being eligible, offers himself for re-appointment.

4.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

REsOlVED thAt pursuant to the provisions of Sections 139-142 and other applicable provisions, if any, of the Companies Act, 2013 read with the Companies (Audit and Auditors) Rules, 2014, as may be applicable, the provisions of the Banking Regulation Act, 1949 and Reserve Bank of India (RBI) guidelines and pursuant to the approval granted by RBI, MSKA & Associates, Chartered Accountants (Registration No. 105047W) be appointed as one of the Joint Statutory Auditors of the Company, to hold office from the conclusion of this Meeting till the conclusion of the Twenty-Eighth Annual General Meeting of the Company at an overall remuneration of ₹ 40.0 million, plus out-of-pocket expenses upto a maximum of ₹ 3.0 million to be allocated between M/s MSKA & Associates and other Joint Statutory Auditors as may be mutually agreed between the Company and the Joint Statutory Auditors, depending upon their respective scope of work and goods and services tax and such other tax(es) as may be applicable towards audit fees for FY2022.

5.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

REsOlVED thAt pursuant to the provisions of Sections 139-142 and other applicable provisions, if any, of the Companies Act, 2013 read with the Companies (Audit and Auditors) Rules, 2014, as may be applicable, the provisions of the Banking Regulation Act, 1949 and Reserve Bank of India (RBI) guidelines and pursuant to the approval granted by RBI, M/s Khimji Kunverji & Co LLP, Chartered Accountants (Registration No. 105146W/W100621) be appointed as one of the Joint Statutory Auditors of the Company, to hold office from the conclusion of this Meeting till the conclusion of the Twenty-Eighth Annual General Meeting of the Company at an overall remuneration of ₹ 40.0 million, plus out-of-pocket expenses upto a maximum of ₹ 3.0 million to be allocated between M/s MSKA & Associates and M/s Khimji Kunverji & Co LLP as may be mutually agreed between the Company and the Joint Statutory Auditors, depending upon their respective scope of work and goods and services tax and such other tax(es) as may be applicable towards audit fees for FY2022.

sPECiAl BUsiNEss

6.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT subject to the applicable provisions of the Companies Act, 2013 (the Act) and the rules made thereunder, the Banking Regulation Act, 1949 (including any statutory modification(s) or reenactment(s) thereof for the time being in force) and subject to the approval of Reserve Bank of India (RBI), the revised remuneration on the following terms and conditions for Mr. Sandeep Bakhshi (DIN: 00109206), Managing Director & Chief Executive Officer (MD & CEO), be and is hereby approved:

Salary:

₹ 2,500,050 per month with effect from April 1, 2021

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and at actual cost to the Bank in other cases) such as the benefit of the Bank’s furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Bank to the extent permissible under the Income-tax Act, 1961 and rules framed thereunder, medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable from time to time to retired wholetime Directors of the Bank or the members of the staff. In line with the staff loan policy applicable to specified

Annual Report 2020-21

NOTICE

grades of employees who fulfill prescribed eligibility criteria to avail loans for purchase of residential property, the wholetime Directors are also eligible for housing loans.

Supplementary Allowance:

₹ 1,714,125 per month with effect from ApriI 1, 2021

Bonus:

An amount upto the maximum limit permitted under the RBI guidelines or any modifications thereof, as may be determined by the Board or any Committee thereof, based on achievement of such performa nee parameters as may be laid down by the Board or any Committee thereof, and subject to the approval of RBI and other approvals as may be necessary.

Stock Options:

Stock options as may be granted by the Board Governance, Remuneration & Nomination Committee from time to time subject to the approval of RBI.

RESOLVED FURTHER THAT the Board or any Committee thereof, be and is hereby authorised to decide the remuneration payable to Mr. Bakhshi and his designation during his tenure as MD & CEO of the Company, subject to the approval of Members and RBI, where applicable, from time to time.

RESOLVED FURTHER THAT in the event of absence or inadequacy of net profits in any financial year, the remuneration payable to Mr. Bakhshi shall be governed by Section II of Part II of Schedule V of the Act and rules made thereunder, as amended from time to time.

RESOLVED FURTHER THAT the Board (also deemed to include any Committee of the Board) be and is hereby authorised to do all such acts, deeds, matters and things including the power to settle all questions or difficulties that may arise with regard to the aforesaid resolution as it may deem fit and to execute any agreements, documents, instructions, etc. as may be necessary or desirable in connection with or incidental to give effect to the aforesaid resolution.

7.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT subject to the applicable provisions of the Companies Act, 2013 (the Act) and the rules made thereunder, the Banking Regulation Act, 1949 (including any statutory modification(s) or re-enactment(s) thereof for the time being in force) and subject to the approval of Reserve Bank of India (RBI), the revised remuneration on the following terms and conditions for Ms. Vishakha Mulye (DIN: 00203578), Executive Director, be and is hereby approved:

Salary:

₹ 2,140,870 per month with effect from April 1, 2021

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and at actual cost to the Bank in other cases) such as the benefit of the Bank's furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Bank to the extent permissible under the Income-tax Act, 1961 and rules framed thereunder, medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable from time to time to retired wholetime Directors of the Bank or the members of the staff. In Iine with the staff loan policy applicable to specified grades of employees who fulfill prescribed eligibility criteria to avail loans for purchase of residentia I property, the wholetime Directors are also eligible for housing loans.

Supplementary Allowance:

₹ 1,520,817 per month with effect from April 1, 2021

Bonus:

An amount upto the maximum limit permitted under the RBI guidelines or any modifications thereof, as may be determined by the Board or any Committee thereof, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof, and subject to the approval of RBI and other approvals as may be necessary.

Stock Options:

Stock options as may be granted by the Board Governance, Remuneration & Nomination Committee from time to time subject to the approval of RBI.

RESOLVED FURTHER THAT the Board or any Committee thereof, be and is hereby authorised to decide the remuneration payable to Ms. Mulye and

Annual Report 2020-21

NOTICE

her designation during her tenure as wholetime Director of the Company, subject to the approval of Members and RBI, where applicable, from time to time.

RESOLVED FURTHER THAT in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Ms. Mulye shall be governed by Section II of Part II of Schedule V of the Act and rules made thereunder, as amended from time to time.

RESOLVED FURTHER THAT the Board (also deemed to include any Committee of the Board) be and is hereby authorised to do a II such acts, deeds, matters and things including the power to settle all questions or difficulties that may arise with regard to the aforesaid resolution as it may deem fit and to execute any agreements, documents, instructions, etc. as may be necessary or desirable in connection with or incidental to give effect to the aforesaid resolution.

8.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT subject to the applicable provisions of the Companies Act, 2013 (the Act) and the rules made thereunder, the Banking Regulation Act, 1949 (including any statutory modification(s) or re enactment(s) thereof for the time being in force) and subject to the approval of Reserve Bank of India (RBI), the revised remuneration on the following terms and conditions for Mr. Sandeep Batra (DIN: 03620913), Executive Director, be and is hereby approved:

Salary:

₹ 2,140,870 per month with effect from April 1, 2021

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and at actual cost to the Bank in other cases) such as the benefit of the Bank's furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Bank to the extent permissible under the Income-tax Act, 1961 and rules framed thereunder, medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable from time to time to retired wholetime Directors of the Bank or the members of the staff. In line with the staff loan policy applicable to specified grades of employees who fulfill prescribed eligibility criteria to avail loans for purchase of residential property, the wholetime Directors are also eligible for housing loans.

Supplementary Allowance:

₹ 1,520,817 per month with effect from April 1, 2021

Bonus:

An amount upto the maximum limit permitted under the RBI guidelines or any modifications thereof, as may be determined by the Board or any Committee thereof, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof, and subject to the approval of RBI and other approvals as may be necessary.

Stock Options:

Stock options as may be granted by the Board Governance, Remuneration & Nomination Committee from time to time subject to the approval of RBI.

RESOLVED FURTHER THAT the Board or any Committee thereof, be and is hereby authorised to decide the remuneration payable to Mr. Batra and his designation during his tenure as wholetime Director of the Company, subject to the approval of Members and RBI, where applicable, from time to time.

RESOLVED FURTHER THAT in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Mr. Batra shall be governed by Section II of Part II of Schedule V of the Act and rules made thereunder, as amended from time to time.

RESOLVED FURTHER THAT the Board (a Iso deemed to include any Committee of the Board) be and is hereby authorised to do all such acts, deeds, matters and things including the power to settle all questions or difficulties that may a rise with regard to the aforesaid resolution as it may deem fit and to execute any agreements, documents, instructions, etc. as may be necessary or desirable in connection with or incidental to give effect to the aforesaid resolution.

Annual Report 2020-21

NOTICE

9.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT subject to the applicable provisions of the Companies Act, 2013 (the Act) and the rules made thereunder, the Banking Regulation Act, 1949 (including any statutory modification(s) or re-enactment(s) thereof for the time being in force) and subject to the approval of Reserve Bank of India (RBI), the revised remuneration on the following terms and conditions for Mr. Anup Bagchi (DIN: 00105962), Executive Director, be and is hereby approved:

Salary:

₹ 2,140,870 per month with effect from April 1, 2021 to January 31, 2022

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and at actual cost to the Bank in other cases) such as the benefit of the Bank's furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Bank to the extent permissible under the Income-tax Act, 1961 and rules framed thereunder, medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable from time to time to retired wholetime Directors of the Bank or the members of the staff. In line with the staff loan policy applicable to specified grades of employees who fulfill prescribed eligibility criteria to avail loans for purchase of residential property, the wholetime Directors are also eligible for housing loans.

Supplementary Allowance:

₹ 1,520,817 per month with effect from April 1, 2021 till January 31, 2022

Bonus:

An amount upto the maximum limit permitted under the RBI guidelines or any modifications thereof, as may be determined by the Board or any Committee thereof, based on achievement of such performa nee parameters as may be laid down by the Board or any Committee thereof, and subject to the approval of RBI and other approvals as may be necessary.

Stock Options:

Stock options as may be granted by the Board Governance, Remuneration & Nomination Committee from time to time subject to the approval of RBI.

RESOLVED FURTHER THAT the Board or any Committee thereof, be and is hereby authorised to decide the remuneration payable to Mr. Bagchi and his designation during his tenure as wholetime Director of the Company, subject to the approval of Members and RBI, where applicable, from time to time.

RESOLVED FURTHER THAT in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Mr. Bagchi shall be governed by Section II of Part II of Schedule V of the Act and rules made thereunder, as amended from time to time.

RESOLVED FURTHER THAT the Board (also deemed to include any Committee of the Board) be and is hereby authorised to do all such acts, deeds, matters and things including the power to settle all questions or difficulties that may arise with regard to the aforesaid resolution as it may deem fit and to execute any agreements, documents, instructions, etc. as may be necessary or desirable in connection with or incidental to give effect to the aforesaid resolution.

10.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the applicable provisions of the Companies Act, 2013 (the Act) and the rules made thereunder, the Banking Regulation Act, 1949 (including any statutory modification(s) or re-enactment(s) thereof for the time being in force) and subject to the approval of Reserve Bank of India (RBI), Mr. Anup Bagchi (DIN: 00105962), be and is hereby re-appointed as a Wholetime Director (designated as Executive Director) of the Bank, Iiable to retire by rotation, for a period of five years or date of retirement, whichever is earlier, effective from February 1, 2022 on the following terms and conditions:

Salary:

₹ 2,140,870 per month

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and at actual cost to the Bank

Annual Report 2020-21

NOTICE

in other cases) such as the benefit of the Bank's furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Bank to the extent permissible under the Income-tax Act, 1961 and rules framed thereunder, medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable from time to time to retired wholetime Directors of the Bank or the members of the staff. In line with the staff loan policy applicable to specified grades of employees who fulfill prescribed eligibility criteria to avail loans for purchase of residential property, the wholetime Directors are also eligible for housing loans.

Supplementary Allowance:

₹ 1,520,817 per month

Bonus:

An amount upto the maximum limit permitted under the RBI guidelines or any modifications thereof, as may be determined by the Board or any Committee thereof, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof, and subject to the approval of RBI and other approvals as may be necessary.

Stock Options:

Stock options as may be granted by the Board Governance, Remuneration & Nomination Committee from time to time subject to the approval of RBI.

RESOLVED FURTHER THAT the Board or any Committee thereof, be and is hereby authorised to decide the remuneration payable to Mr. Bagchi and his designation during his tenure as wholetime Director of the Company, subject to the approval of Members and RBI, where applicable, from time to time.

RESOLVED FURTHER THAT in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Mr. Bagchi shall be governed by Section II of Part II of Schedule V of the Act and rules made thereunder, as amended from time to time.

RESOLVED FURTHER THAT the Board (also deemed to include any Committee of the Board) be and is hereby authorised to do a II such acts, deeds, matters and things including the power to settle all questions or difficulties that may a rise with regard to the aforesaid resolution as it may deem fit and to execute any agreements, documents, instructions, etc. as may be necessary or desirable in connection with or incidental to give effect to the aforesaid resolution.

11.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT in supersession of the Resolution passed at the Twenty-Second Annual General Meeting held on July 11, 2016 and pursuant to the relevant provisions of Sections 197 and 198 and other applicable provisions of the Companies Act, 2013 read with the relevant rules made thereunder, the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Banking Regulation Act, 1949 and the circulars and guidelines issued by the Reserve Bank of India (RBI), in this regard, from time to time, including the RBI circular dated April 26, 2021 on 'Corporate Governance in Banks -Appointment of Directors and Constitution of Committees of the Board' and any other applicable laws (including any statutory amendment(s), modification(s), variation(s) or re-enactment(s) thereof, for the time being in force) and subject to other regulatory approvals as may be required, consent of the Members, be and is hereby accorded to pay compensation in the form of fixed remuneration of ₹ 2,000,000 per annum to each Non Executive Director (other than part-time Chairman and the Director nominated by the Government of India), effective from April 1, 2021.

RESOLVED FURTHER THAT the above fixed remuneration is in addition to the payment of sitting fees and reimbursement of expenses for attending the meetings of the Board of Directors and/or other meetings to the Non-Executive Directors.

RESOLVED FURTHER THAT the Board of Directors of the Company (including the Board Governance, Remuneration & Nomination Committee of the Board) be and is hereby authorised to do all such acts, deeds, matters and things including deciding on the manner of payment of remuneration, apportionment, if any and settle all questions or difficulties that may arise with regard to the aforesaid resolution as it may deem fit and to execute any agreements, documents, instructions, etc. as may be necessary or desirable in connection with or incidental to give effect to the aforesaid resolution.

Annual Report 2020-21

NOTES:

a.	The relevant Explanatory Statement pursuant to Section 102(1) of the Companies Act, 2013, in respect of Item Nos. 4 to 11 as set out in the Notice is annexed hereto. The Board of Directors of the Company considered and decided to include Item Nos. 6 to 11 given above as Special Business in the forthcoming Annual General Meeting (AGM) as they are unavoidable in nature.

b.	In view of the continuing Covid-19 pandemic, social distancing being a norm to be followed and in compliance with the General Circular No. 14/2020 dated April 08, 2020, General Circular No.17/2020 dated April 13, 2020, General Circular No. 20/2020 dated May 05, 2020 General Circular No. 02/2021 dated January 13, 2021 issued by the Ministry of Corporate Affairs (MCA Circulars), the AGM of the Bank will be held through Video Conferencing/Other Audio Visual Means (VC/OAVM).

c.	Pursuant to the General Circular No. 14/2020 dated April 08, 2020, issued by the Ministry of Corporate Affairs and the Circular No. SEBI/ HO/ CFD /CMD1/ CIR /P/2020/79 dated May 12, 2020 and Circular No. SEBI/HO/CFD/CMD2/CIR /P/2021/11 dated January 15, 2021 issued by the Securities and Exchange Board of India (SEBI), the physical attendance of the Members at the AGM has been dispensed with. Accordingly, the facility for appointment of proxies by the Members will not be available for the AGM and hence, the Proxy Form and Attendance Slip are not annexed to this Notice.

d.	Corporate Members intending to appoint their authorised representatives to participate in the AGM are requested to send a certified copy of the Board Resolution to the Company at iciciagm@icicibank.com.

e.	Annual Report 2020-21 and this Notice are being sent only through electronic mode to those Members whose email addresses are registered with the Company/Depository Participants. Members may note that the Annual Report 2020-21 and this Notice can also be accessed on the website of the Bank at https://www.icicibank.com/aboutus/annual.html, website of the Stock Exchanges i.e. BSE Limited and National Stock Exchange of India Limited at www.bseindia.com and www.nseindia.com respectively and on the website of the National Securities Depository Limited (NSDL) at www.evoting.nsdl.com.

f.	Members holding shares in physical mode and who have not updated their email addresses with the Company are requested to update their email addresses by writing to the Company or 3i lnfotech Limited, Registrar and Share Transfer Agent (R & T Agent), Tower # 5, 3'd Floor, International lnfotech Park, Vashi Railway Station Complex, Vashi, Navi Mumbai 400 703 along with the copy of signed request letter mentioning the name, address and folio number, self-attested copy of the PAN Card, copy of the share certificate (front and back) and self-attested copy of any document (eg.: Aadhaar Card, Driving License, Election Identity Card, Passport). Members holding shares in dematerialised mode are requested to register/update their email addresses with the relevant Depository Participants.

g.	As the AGM will be held through VC/OAVM, the requirement of providing the Route Map and Landmark for the AGM venue does not apply.

INSTRUCTIONS FOR REMOTE E-VOTING

h.	Pursuant to the provisions of Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 (as amended) and Regulation 44 of the Securities and Exchange Board of India (Listing Obligations & Disclosure Requirements) Regulations, 2015 (as amended) and MCA Circulars, the Company is pleased to provide the Members the facility to exercise their right to vote at the AGM by electronic means. The Company has appointed NSDL for facilitating voting through electronic means, as the authorized agency.

The facility of casting votes by a Member using remote e-voting as well as e-voting during the AGM will be provided by NSDL.

i.	A person whose name is recorded in the Register of Members or in the Register of Beneficial Owners maintained by the Depositories as on the cut-off date i.e. Friday, August 13, 2021 only shall be entitled to avail the facility of remote e-voting as well as e-voting during the AGM. The voting rights of the Members shall be in proportion to their shares in the total paid-up equity share capital of the Bank as on the cut-off date i.e. Friday, August 13, 2021, subject to the provisions of the Banking Regulation Act,1949, as amended.

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j.	A person who is not a Member as on the cut-off date should treat this Notice forinformation purpose only.

k.	The Members attending the AGM and who have not already cast their votes through remote e-voting shall be able to exercise their voting rights during the AGM.

I.	The Members who have cast their votes through remote e-voting prior to the AG M may a Iso attend the AGM but shall not be entitled to cast their votes again.

m.	The remote e-voting period commences on Monday, August 16, 2021 (9:00 a.m.IST) and ends on Thursday, August 19, 2021 (5:00 p.m. 1ST). During this period, the Members of the Bank, holding shares either in physical form or in dematerialised form, as on the cut off date i.e. Friday, August 13, 2021 may cast their vote electronically. The remote e-voting module shall be disabled by NSDL for voting thereafter. Once the vote on a resolution is cast by the Member, the Member shall not be allowed to change it subsequently.

n.	The instructions for remote e-voting are as under:

Step 1: Access to NSDL e-Voting system

A) Login method for e-Voting for Individual Shareholders holding securities in demat mode.

In terms of SEBI circular dated December 9, 2020 on e-Voting facility provided by Listed Companies, Individual Shareholders holding securities in demat mode are allowed to vote through their demat account maintained with Depositories and Depository Participants. Shareholders are advised to update their mobile number and email addresses in their demat accounts in order to access e-Voting facility.

Login method for Individual Shareholders holding securities in demat mode is given below:

Type of Shareholders	Login Method
Individual Shareholders holding secunt1es in demat mode with NSDL	1.	If you are already registered for NSDL IDeAS facility, please visit the e-Services website of NSDL. Open web browser and type the following URL: https://eservices.nsdl.com/ either on a Personal Computer or on a mobile. Once the home page of e-Services is launched, click on the "Beneficial Owner" icon under "Login" which is available under "IDeAS" section. A new screen will open. You will have to enter your User ID and Password. After successful authentication, you will be able to see e-Voting services. Click on ' ccess to e-Voting" under e-Voting services and you will be able to see e-Voting page. Click on options available against company name ore-Voting service provider NSDL and you will be redirected to NSDL e-Voting website for casting your vote during the remote e-Voting period or joining virtual meeting and e-Voting during the meeting.
	2.	If the user is not registered for IDeAS e-Services, option to register is available at https://eservices.nsdl.com. Select "Register Online for IDeAS" Portal or click at https://eservices.nsdl.com/SecureWeb/IdeasDirectReg.jsp
	3.	Visit the e-Voting website of NSDL. Open web browser and type the following URL: https://www.evoting.nsdl.com/ either on a Personal Computer or on a mobiIe. Once the home page of e-Voting system is launched, click on the icon "Login" which is available under 'Shareholder/Member' section. A new screen will open. You will have to enter your User ID (i.e. your sixteen digit demat account number held with NSDL), Password/OTP and a Verification Code as shown on the screen. After successful authentication, you will be redirected to NSDL Depository site wherein you can see e-Voting page. Click on options available against company name ore-Voting service provider- NSDL and you will be redirected to e-Voting website of NSDL for casting your vote during the remote e-Voting period or joining virtual meeting and e-Voting during the meeting.

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Type of Shareholders	Login Method
Individual Shareholders holding securities in demat mode with Central Depository Services (India) Limited (CDSL)	1.	Existing users who have opted for Easi/Easiest, they can login through their User ID and Password. Option will be made available to reach e-Voting page without any further authentication. The URL for users to login to Easi/Easiest are

https://web.cdslindia.com/myeasi/home/login or www.cdslindia.com and click on New System Myeasi.

	2.	After successful login of Easi/Easiest the user will be also able to see the E Voting Menu. The Menu will have links of e-Voting service provider i.e. NSDL. Click on NSDL to cast your vote.
	3.	If the user is not registered for Easi/Easiest, option to register is available at https://web.cdslindia.com/myeasi/Registration/EasiRegistration
	4.	Alternatively, the user can directly access e-Voting page by providing demat Account Number and PAN from a link in www.cdslindia.com home page. The system will authenticate the user by sending OTP on registered Mobile & Email as recorded in the demat Account. After successful authentication, user will be provided links for the respective ESP i.e. NSDL where thee-Voting is in progress.
Individual Shareholders (holding securities in demat mode) login through their depository participants		You can also login using the login credentials of your demat account through your Depository Participant registered with NSDL/CDSL for e-Voting facility. Once login, you will be able to see e-Voting option. Once you click on e-Voting option, you will be redirected to NSDL/CDSL Depository site after successful authentication, wherein you can see e-Voting feature. Click on options available against company name or e-Voting service provider-NSDL and you will be redirected to e-Voting website of NSDL for casting your vote during the remote e-Voting period or joining virtual meeting & and e-Voting during the meeting.

Members who are unable to retrieve User ID/Password are advised to use Forget User ID and Forget Password option available at abovementioned website.

Helpdesk for Individual Shareholders holding securities in demat mode for any technical issues related to login through Depository i.e. NSDL and CDSL:

Login type	Helpdesk details
Individual Shareholders holding secunt1es in demat mode with NSDL	Members facing any technical issue in login can contact NSDL helpdesk by sending a request at evoting@nsdl.co.in or call at toll free no.: 1800-1020-990/1800-224-430
Individual Shareholders holding secunt1es in demat mode with CDSL	Members facing any technical issue in login can contact CDSL helpdesk by sending a request at helpdesk.evoting@cdslindia.com or contact at 022-23058738 or 022-23058542/43

B) Login Method for Shareholders other than Individual Shareholders holding securities in demat mode and Shareholders holding securities in physical mode.

How to Log-in to NS DL e-Voting website?

1.	Open web browser and type the following URL: https://www.evoting.nsdl.com/ either on a Personal Computer or on a mobile.

2.	Once the home page of e-Voting system is launched, click on the icon "Login" which is available under 'Shareholder/Member' section.

3.	A new screen will open. You will have to enter your User ID, your Password/OTP and a Verification Code as shown on the screen.

Alternatively, if you are registered for NSDL eservices i.e. IDEAS, you can log-in at

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https://eservices.nsdl.com/ with your existing IDEAS login. Once you log-in to NSDL eservices after using your log-in credentials, click on e-Voting and you can proceed to Step 2 i.e. Cast your vote electronically.

4.	Your User ID details are given below:

Manner of holding shares i.e. Demat (NSDL or CDSL) or Physical	Your User ID is:
For Members who hold shares in demat account with NSDL	8 Character DP ID followed by 8 Digit Client ID For example if your DP ID is IN300*** and Client ID is 12****** then your User ID is IN300***12******
For Members who hold shares in demat account with CDSL	16 Digit Beneficiary ID For example if your Beneficiary ID is 12************** then your User ID is 12**************
For Members holding shares in Physical Form	EVEN Number followed by Folio Number registered with the company For example if folio number is 001***and EVEN is 116436 then User ID is 116436001***

5.	Your password details are given below:

a) If you are already registered for e-Voting, then you can use your existing password to login and cast your vote.

b) If you are using NSDL e-Voting system for the first time, you will need to retrieve the 'initial password'which was communicated to you. Once you retrieve your 'initiaI password', you need to enter the 'initial password' and the system will force you to change your password.

c) How to retrieve your 'initial password'?

(i) If your email ID is registered in your demat account or with the company, your 'initial password' is communicated to you on your emaiiiD. Trace the emaiI sent to you from NSDL from your mailbox. Open the email and open the attachment i.e. pdf file. The password to open the .pdf file is your 8 digit Client ID for NSDL account or last 8 digits of Client ID for CDSL account or folio number for shares held in physical form. The ..pdf file contains your 'User ID' and your 'initial password'.

(ii) If your email address is not registered, please follow steps mentioned below in this Notice.

6.	If you are unable to retrieve or have not received the "Initial password" or have forgotten your password:

a)	Click on "Forgot User Details/Password?" (If you are holding shares in your demat account with NSDL or CDSL) option available on www.evoting.nsdl.com.

b)	"Physical User Reset Password?" (If you are holding shares in physical mode) option available on www.evoting.nsdl.com.

c)	If you are still unable to get the password by aforesaid two options, you can send a request at evoting@nsdl.co.in mentioning your demat account number/folio number, your PAN, your name and your registered address etc.

d)	Members can also use the OTP (One Time Password) based login for casting the votes on the e-Voting system of NSDL.

7.	After entering your password, tick on Agree to "Terms and Conditions" by selecting on the check box.

8.	Now, you will have to click on "Login" button.

9.	After you click on the "Login" button, Home page of e-Voting will open.

Step 2: Cast your vote electronically on NSDL e-Voting system.

How to cast your vote electronically on NS DL e-Voting system?

1.	After successful login at Step 1, you will be able to see all the companies "EVEN" in which you are holding shares and whose voting cycle and General Meeting is in active status.

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2.	Select "EVEN" of company for which you wish to cast your vote during the remote e-Voting period.

3.	Now you are ready for e-Voting as the Voting page opens.

4.	Cast your vote by selecting appropriate options i.e. assent or dissent, verify/modify the number of shares for which you wish to cast your vote and click on "Submit" and also "Confirm" when prompted.

5.	Upon confirmation, the message "Vote cast successfully" will be displayed.

6.	You can also take the printout of the votes cast by you by clicking on the print option on the confirmation page.

7.	Once you confirm your vote on the resolution, you will not be allowed to modify your vote.

Those Shareholders whose email addresses are not registered with the Company/Depositories, may send a request to evoting@nsdl.co.in for procuring User ID and Password fore-Voting.

It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential. Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the "Forgot User Details/Password?" or "Physical User Reset Password?" option available on www.evoting.nsdl.com to reset the password.

In case of any queries or issues or grievances pertaining to e-voting, Members may refer to Help/ FAO's section available at www.evoting.nsdl.com or call on toll free no.: 1800-1020-990/1800-224-430 or send a request at evoting@nsdl.co.in or contact Ms. Pallavi Mhatre, Manager, National Securities Depository Limited, Trade World,'A' Wing, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai 400 013, at pallavid@nsdl.co.in or at telephone no.: +91-22-2499 4545. Alternatively, Members may also write to the Company Secretary of the Bank at investor@icicibank.com or contact at telephone no.: +91-22-2653 8900.

INSTRUCTIONS FOR E-VOTING DURING THE AGM

o.	The procedure for e-Voting during the AGM is same as the instructions mentioned above for remote e-voting.

p.	Members who have not cast their votes on the Resolutions through remote e-Voting and are otherwise not barred from doing so, shall be eligible to vote through e-voting system during the AGM.

q.	Members who have voted through remote e-voting will be eligible to attend the AGM. However, they will not be eligible to vote during the AGM.

INSTRUCTIONS FOR MEMBERS FOR ATTENDING THE AGM THROUGH VC/OAVM

r.	Member will be provided with a facility to attend the AGM through VC/OAVM through the NSDL e-Voting system. Members may access by following the "Step 1: Access to NSDL e-Voting system" as mentioned above. After successful login, you can see link of "VC/OAVM link" placed under "Join General meeting" menu against Company name. You are requested to click on VC/OAVM link placed under Join General Meeting menu. The link for VC/OAVM will be available in Shareholder/Member login where the EVEN of Company will be displayed. Please note that the Members who do not have the User ID and Password fore-Voting or have forgotten the User ID and Password may retrieve the same by following the remote e-Voting instructions mentioned in this Notice to avoid last minute rush.

s.	The Members can join the AGM in the VC/OAVM mode 30 minutes before the scheduled time of the commencement of the Meeting by following the procedure mentioned in this Notice.

t.	Members are encouraged to join the Meeting through Laptops for better experience.

u.	Members will be required to allow camera and use internet with a good speed to avoid any disturbance during the meeting.

v.	Please note that participants connecting from Mobile Devices or Tablets or through Laptop connecting via Mobile Hotspot may experience Audio/Video loss due to fluctuation in their respective network. It is therefore recommended to use stable Wi-Fi or LAN Connection to mitigate any kind of aforesaid glitches.

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w.	Members who need assistance before or during the AGM with use of technology may contact Mr. Anubhav Saxena, Assistant Manager, National Securities Depository Limited, at AnubhavS@nsdl.co.in or call on toll free no.: 1800-1020-990/1800-224-430.

x.	The attendance of the Members attending the AGM through VC/OAVM will be counted for the purpose of reckoning the quorum under Section 103 of the Companies Act, 2013.

PROCESS TO EXPRESS VIEWS/SEEK CLARIFICATIONS

y.	As the AGM is being conducted through VC/OAVM, for the smooth conduct of proceedings of the AGM, Members are encouraged to send their queries in advance mentioning their name, demat account number/folio number, mobile number at iciciagm@icicibank.com before 5.00 p.m. 1ST on Wednesday, August 18, 2021.

z.	Members who would like to express their views or ask questions during the AGM may register themselves as a speaker by sending email at iciciagm@icicibank.com mentioning their name, demat account number/folio number, mobile number between 9.00 a.m. 1ST on Monday, August 16, 2021 and 5.00 p.m. 1ST on Wednesday, August 18, 2021. Those Members who have registered themselves as a speaker will only be allowed to express their views/ask questions during the AGM. The Company reserves the right to restrict the number of speakers depending on the availability of time for the AGM.

DIVIDEND AND TRANSFER TO INVESTOR EDUCATION & PROTECTION FUND RELATED INFORMATION

aa.	The Record Date for determining the names of members eligible for dividend on equity shares, if declared at the AGM, is July 30, 2021.

bb.	Dividend for the year ended March 31, 2021, at the rate of Rs. 2 per fully paid-up equity share of Rs. 2 each, as recommended by the Board of Directors, will be paid/despatched after the same is approved at the AGM to those Members, holding equity shares in physical form, whose names appear in the Register of Members of the Bank and in respect of equity shares held in electronic form to all beneficia I owners as per the details furnished by the Depositories as on the Record date i.e. as on the close of July 30, 2021.

cc.	As per the Income-tax Act, 1961 (the Act), as amended by the Finance Act, 2020, dividend paid or distributed by Bank after April 1, 2020 shall be taxable in the hands of the Shareholders. The Bank shall therefore be required to deduct tax at source (TDS) at the prescribed rates at the time of making the payment of dividend to the Members. For details, Members may refer to Annexure II appended to this Notice.

dd.	Pursuant to the provisions of Sections 124 and 125 of the Companies Act, 2013, the a mounts of dividend remaining unpaid or unclaimed for a period of seven years from the date of its transfer to the Unpaid Dividend Accounts of the Company are required to be transferred to the Investor Education and Protection Fund (IEPF) established by the Central Government. Accordingly, the unclaimed dividend for the financial year ended March 31, 2013 was transferred to the IEPF during financial year ended 2021. Further, as per the provisions of Section 124(6) of the Companies Act, 2013 read with the Investor Education & Protection Fund Authority (Accounting, Audit, Transfer & Refund) Rules, 2016, the equity shares in respect of which the dividend has not been claimed for seven consecutive years have been transferred by the Company to the designated demat account of the IEPF Authority.

ee.	The unclaimed dividend for the financial year ended March 31, 2014 would accordingly be transferred to the IEPF in August 2021. The corresponding shares along with the unclaimed dividend would also be transferred to the demat account of the IEPF Authority.

ff.	Members who have not yet encashed their dividend wa rrant(s) for the financial year ended March 31, 2015 and subsequent years are requested to submit their claims to the R & T Agent of the Company without any delay.

VOTING RESULTS & SCRUTINIZER RELATED INFORMATION

gg.	Mr. Alwyn D'Souza of Alwyn D' Souza & Co., Practising Company Secretaries or failing him Mr. Jay D'Souza of Jay D'Souza & Co., Practising Company Secretaries has been appointed as the Scrutinizer to scrutinize the remote e-voting process as well as the e-voting process during the AGM in a fair and transparent manner.

hh.	The Scrutinizer shall make a consolidated scrutinizer's report of the total votes cast in favour or against, if any, to the Chairman or a person authorised by

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him in writing, who shall countersign the same. The Chairman or a person authorised by him shall declare the results of the voting forthwith.

ii.	The Results declared alongwith the Scrutinizer's Report shall be displayed at the Registered Office as well as the Corporate Office of the Bank and uploaded on the website of the Bank at www.icicibank.com as well as on the website of NSDL at www.evoting.nsdl.com. The Results shall also be simultaneously forwarded to the Stock Exchanges.

GENERAL INFORMATION/GUIDELINES FOR SHAREHOLDERS

jj.	All the documents referred to in the accompanying Notice and Explanatory Statements, shall be available for inspection through electronic mode, basis the request being sent to iciciagm@icicibank.com.

kk.	During the AGM, the relevant statutory registers and documents shall be available for inspection upon login at NSDL e-voting system at https://www.evoting.nsdl.com.

II.	Institutional Shareholders (i.e. other than individuals, HUF, NRI etc.) are required to send scanned copy (PDF/ JPG Format) of the relevant Board Resolution/Authority letter etc. with attested specimen signature of the duly authorised signatory(ies) who are authorised to vote, to the Scrutinizer by e-mail to alwyn.co@gmail.com with a copy marked to evoting@nsdl.co.in.

mm.	Any person, who acquires shares of the Company and becomes Member of the Company after the date of sending of this Notice and holds shares as on the cut-off date i.e. Friday, August 13, 2021 can cast the vote by following the instructions as mentioned in this Notice.

nn.	The required details in terms of Regulation 36(3) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Secretarial Standard on General Meetings is provided in Annexure I to this Notice.

oo.	As per the SEBI mandate, securities of listed companies can be transferred/traded only in dematerialised form. In view of this and to eliminate all

pp.	Members holding shares in dematerialised form are requested to intimate any change in their address or bank account details (including 9 digit MICR no. and 11 digit IFSC code no.) to their respective Depository Participants with whom they are maintaining demat accounts. Members holding shares in physical form are requested to send a communication duly signed by all the holder(s) intimating about the change of address or bank account details (including 9 digit MICR no. and 11 digit IFSC code no.) toR & T Agent of the Bank along with the self-attested copy of their PAN Card(s), copy of the share certificate (front and back), cancelled Cheque leaf and the self-attested copy of the supporting documents (e.g.: Aadhaar Card, Driving License, Election Identity Card, Passport) evidencing change in address.

qq.	Members holding shares in physical form, in identical order of names, in more than one folio are requested to send to the Company or R & T Agent, the details of such folios together with the share certificates for consolidating their holdings in one folio. A consolidated share certificate will be issued to such Members after making requisite changes.

rr.	Members can avail the facility of nomination in respect of shares held by them in physical form pursuant to the provisions of Section 72 of the Companies Act, 2013. Members desiring to avail this facility may send their nomination in the prescribed Form No. SH-13 duly filled, to R & T Agent of the Company. Members holding shares in electronic form may contact their respective Depository Participants for availing this facility.

By Order of the Board

Ranganath Athreya

Company Secretary

ACS: 7356

Mumbai, July 15, 2021

CIN: L65190GJ1994PLC021012

Website: www.icicibank.com

E-mail: investor@icicibank.com

Registered Office:	Corporate Office:
ICICI Bank Tower	ICICI Bank Towers
Near Chakli Circle	Bandra-Kurla Complex
Old Padra Road	Mumbai 400 051
Vadodara 390 007	Phone: 022-26538900
Phone: 0265-6722286	Fax: 022-26531230

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NOTICE

EXPLANATORY STATEMENT UNDER SECTION 102(1) OF THE COMPANIES ACT, 2013

Item Nos. 4 and 5

M/s Walker Chandiok & Co LLP, Chartered Accountants (Registration No. 001076N/N500013) were re-appointed as Statutory Auditors of the Bank at the Twenty-Sixth Annual General Meeting (AGM) from the conclusion of that AGM till the conclusion of the Twenty-Seventh AGM of the Bank in line with the approval received from Reserve Bank of India (RBI).

M/s Walker Chandiok & Co LLP, Chartered Accountants, have been auditors of the Company for three consecutive years, which is the maximum term for statutory auditors of banking companies as per the circular issued by RBI on

'Guidelines for Appointment of Statutory Central Auditors (SCAs)/Statutory Auditors (SAs) of Commercial Banks (excluding RRBs), UCBs and NBFCs (including HFCs)', dated April 27, 2021. Hence they would be retiring at the conclusion of the forthcoming AGM.

As per the above-mentioned RBI guideline, the statutory audit needs to be conducted under joint audit of a minimum of two audit firms with effect from FY2022. Accordingly, it is now proposed to appoint M/s MSKA & Associates, Chartered Accountants (Registration No. 105047W) and M/s Khimji Kunverji & Co LLP, Chartered Accountants (Registration No. 105146W/W100621), as Joint Statutory Auditors of the Bank from the conclusion of this AGM till the conclusion of the Twenty-Eighth AGM of the Bank. As per the requirement of the Companies Act, 2013 (the Act), M/s MSKA & Associates, Chartered Accountants and M/s Khimji Kunverji & Co LLP, Chartered Accountants have confirmed that the appointment, if made, would be within the limits specified under Section 141(3)(g) of the Act and they are not disqualified to be appointed as statutory auditors in terms of proviso to Section 139(1) and Sections 141(2) and 141(3) of the Act and the provisions of the Companies (Audit and Auditors) Rules, 2014.

Their appointment has been approved by RBI for a period of one year and pursuant to the requirements of RBI guidelines, their appointment is required to be pre-approved on an annual basis. Hence their appointment is presently proposed from the conclusion of this AGM till the conclusion of the Twenty-Eighth AGM and thereafter would be placed for approval of the Members on an annual basis subject to the approval of the RBI, upto the conclusion of the Thirtieth AGM.

The terms of appointment of M/s MSKA & Associates and M/s Khimji Kunverji & Co LLP, cover statutory audit of standalone financial statements and consolidated financial statements in accordance with Companies Act, 2013, financial results in accordance with SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (other than 01-2022), Long FormAudit Report (LFAR), audit of foreign branches of the Bank for FY2022 and other verification and certification requirements as per various regulatory guidelines. The limited review of financial results of the Bank for Q1-2022 is being conducted by M/s Walker Chandiok & Co LLP, current statutory auditors.

The audit fee payable to M/s MSKA & Associates and M/s Khimji Kunverji & Co LLP, amounts in aggregate to Rs. 40.0 million, plus reimbursement of out-of-pocket expenses upto a maximum of Rs. 3.0 million and goods and services tax and such other tax(es) as may be applicable.

The Board recommends the Resolutions at Item Nos. 4 and 5 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives are in any way concerned or interested, financially or otherwise in the passing of the Resolutions at Item Nos. 4 and 5 of the accompanying Notice.

The copy of the approval granted by RBI will be made available for inspection in electronic mode.

Item Nos. 6 to 9

The Bank has a compensation policy in line with the guidelines issued by the Reserve Bank India (RBI).The total compensation payable is a prudent mix of fixed pay and variable pay. The fixed pay includes basic pay, allowances, perquisites, contribution towards superannuation/retirals and any other form of benefits including reimbursable perquisites with monetary ceilings. The variable pay includes share-linked instruments (including stock options) or cash or a mix of cash and share-linked instruments (including stock options). The total variable pay is limited to a maximum percentage of fixed pay in line with the guidelines issued by the RBI. The variable pay is determined by the Board Governance, Remuneration & Nomination Committee and the Board of Directors after evaluating performance vis-a-vis defined Key Performance Indicators which comprise various aspects including financial performance, asset quality, risk management and compliance and stakeholder relationships. The fixed and variable pay of the Wholetime Directors is subject to the approval of RBI. The Bank has put in place the provisions with respect to Malus and/or Clawback on part or all of the variable pay including unvested/vested/paid deferred variable pay.

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In line with the above and based on the recommendation of the Board Governance, Remuneration & Nomination Committee and subject to the approval of RBI and the Members, the Board at its Meeting held on April 24, 2021 approved (a) revision in Salary to Rs. 2,500,050 per month to Mr. Sandeep Bakhshi and Rs. 2,140,870 per month each to Ms. Vishakha Mulye, Mr. Sandeep Batra and Mr. Anup Bagchi with effect from April 1, 2021 and (b) revision in Supplementary allowance to Rs. 1,714,125 per month to Mr. Sandeep Bakhshi and Rs. 1,520,817 per month each to Ms. Vishakha Mulye, Mr. Sandeep Batra and Mr. Anup Bagchi with effect from April 1, 2021.

The Board also at the same Meeting approved (a) payment of performance bonus of Rs. 22,756,545 to Mr. Bakhshi and Rs. 26,364,117 each to Ms. Mulye, Mr. Batra and Mr. Bagchi for FY2021, subject to RBI approval and (b) grant of 400,200 stock options each to Mr. Bakhshi, Ms. Mulye, Mr. Batra and Mr.Bagchi for FY2021, subject to RBI approval.

The other components of remuneration have been mentioned in the Resolutions at Item Nos. 6 to 9 of this Notice.

The required details as per Secreta rial Standard on General Meetings are provided in Annexure I to this Notice.

The Board recommends the Resolutions at Item Nos. 6 to 9 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives other than Mr. Bakhshi, Ms. Mulye, Mr. Batra and Mr. Bagchi and their relatives are concerned or interested, financially or otherwise, in the passing of these resolutions.

Item No. 10

The term of appointment of Mr. Anup Bagchi as approved by the Members and Reserve Bank of India (RBI) would conclude on January 31, 2022 which would be before the convening of the Annual General Meeting (AGM) in the year 2022. The Board at its Meeting held on April 24, 2021 based on the recommendation of the Board Governance, Remuneration & Nomination Committee approved the re-appointment of Mr. Bagchi for a period of five years or date of retirement, whichever is earlier, effective from February 1, 2022, subject to the approval of Members and RBI. The details of remuneration have been mentioned in the Resolution at Item No. 10 of this Notice.

Mr. Bagchi is not disqualified from being appointed as a Director, in terms of Section 164 of the Companies Act,

2013 ("the Act") and has given his consent to act as a Director of the Bank.

In terms of Section 160 of the Act, the Company has received notice in writing from a Member signifying the intention to propose the candidature of Mr. Bagchi for the office of Director on conclusion of his term on January 31, 2022.

The required details in terms of Regulation 36(3) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Secreta rial Standard on General Meetings are provided in Annexure I to this Notice.

The Board recommends the Resolution at Item No. 10 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives other than Mr. Bagchi and his relatives are concerned or interested, financially or otherwise, in the passing of this resolution.

The terms and conditions relating to the re-appointment of Mr. Bagchi would be available for inspection in electronic mode.

Item No. 11

In line with the Reserve Bank of India (RBI) guidelines dated June 1, 2015, the Members at the Annual General Meeting held on July 11, 2016, had approved the payment of profit related commission upto Rs. 1,000,000 each, per annum to the Non-Executive Directors (NEDs) (excluding part-time Chairman and Director nominated by Government of India) of the Bank effective from financial year ended March 31, 2016.

RBI vide Circular no. RBI/2021-22/24 DOR. GOV. REC.8/29. 67.001/2021-22 dated ApriI 26, 2021 issued guidelines on Corporate Governance in Banks - Appointment of Directors and Constitution of Committees of the Board (Revised RBI Guidelines). In terms of the Revised RBI Guidelines, in addition to sitting fees and expenses related to attending meetings of the Board and its Committees as per extant statutory norms/ practices, the Banks may pay compensation in the form of fixed remuneration to NEDs commensurate with an individual Director's responsibilities and demands on time and which are considered sufficient to attract qualified competent individuals. However, such fixed remuneration for a NED (other than Chair of the Board) shall not exceed Rs. 2,000,000 per annum.

Annual Report 2020-21

NOTICE

Considering that every NED is devoting significant time and shouldering considerable responsibilities both in terms of their Board membership as well as in the critical roles that they are playing in the effective functioning of the Board Committees as well and providing professional expertise in their respective fields of specialization and considering the nature and complexity of the items of business transacted at the Bank, the Board at its Meeting held on July 15, 2021, approved to pay compensation in the form of fixed remuneration of Rs. 2,000,000 per annum with effect from April 1, 2021 to each NED (excluding the part-time Chairman and the Director nominated by Government of India), subject to approva I of the Members and such other regulatory approvals as may be required. The fixed remuneration will be paid at such frequency as may be decided by the Board.

The fixed remuneration is in addition to sitting fees and reimbursement of expenses for attending the meetings of the Board of Directors and/or other meetings.

As per the Secretarial Standard on General Meetings, the required details of the NEDs who are entitled for fixed remuneration are provided in Annexure I to this Notice.

The Board recommends the Resolution at Item No. 11 of the accompanying Notice for approval of the Members of the Bank in supersession of the resolution passed at the Annual General Meeting held on July 11, 2016.

All the Non-Executive Directors (other than the part-time Chairman and the Director nominated by Government of India) of the Bank and their relatives are concerned or interested in passing of this resolution. None of the other Directors, Key Managerial Personnel of the Bank and their relatives are in any way concerned or interested, financially or otherwise in the passing of the Resolution at Item No. 11 of the accompanying Notice.

By Order of the Board

Ranganath Athreya

Company Secretary

ACS: 7356

Mumbai, July 15, 2021

CIN: L65190GJ1994PLC021012

Website: www.icicibank.com

E-mail: investor@icicibank.com

Registered Office:	Corporate Office:
ICICI Bank Tower	ICICI Bank Towers
Near Chakli Circle	Bandra-Kurla Complex
Old Padra Road	Mumbai 400 051
Vadodara 390 007	Phone: 022-26538900
Phone: 0265-6722286	Fax: 022-26531230

Annual Report 2020-21

NOTICE

ANNEXURE I TO ITEM NOS. 6 TO 11 OF THE NOTICE

[Pursuant to Regulation 36(3) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Secretarial Standard on General Meetings issued by the Institute of Company Secretaries of India]

Mr. Sandeep Bakhshi

Name of the Director	Mr. Sandeep Bakhshi (DIN: 00109206)
Age	61 years 1 month
Date of first appointment on the Board

The Board at its Meeting held on June 18, 2018 approved the appointment of Mr. Sandeep Bakhshi as a Wholetime Director and Chief Operating Officer (Designate). Reserve Bank of India (RBI) and Members approved the said appointment effective July 31, 2018.

The Board at its Meeting held on October 4, 2018 approved the appointment of Mr. Bakhshi as Managing Director and Chief Executive Officer (MD & CEO) for a period of five years, subject to approval of RBI and Members. RBI approved the appointment of Mr. Bakhshi as MD & CEO for a period of three years effective October 15, 2018. The Members at the Annual General Meeting held on August 9, 2019 approved the appointment of Mr. Bakhshi as MD & CEO of the Bank for a period effective from October 15, 2018 upto October 3, 2023.

Brief resume including qualification and experience

Mr. Sandeep Bakhshi is an Engineer and an MBA by profession.

Mr. Bakhshi joined ICICI Limited in the year 1986. Over the years he has worked in various assignments at ICICI Limited, ICICI Lombard General Insurance Company Limited, ICICI Bank Limited and ICICI Prudential Life Insurance Company Limited.

He joined ICICI Bank on June 19, 2018 as Chief Operating Officer (Designate) and was appointed as Managing Director and CEO of ICICI Bank on October 15, 2018.

Expertise in specific functional areas	Finance, Banking and Insurance
Other Directorships (as on June 30, 2021)	None
Chairmanship/Membership of Committees in Companies in which position of Director is held (as on June 30, 2021)

ICICI Bank Limited

Credit Committee - Chairman

Review Committee for identification of wilful defaulters/non co-operative borrowers- Chairman

Customer Service Committee

Fraud Monitoring Committee

Committee of Executive Directors

Committee of Senior Management

Asset Liability Management Committee

Relationship with other Directors, Managers and other Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on June 30, 2021)	5 equity shares
No. of board meetings attended during the year	12/12
Terms and conditions of appointment or re-appointment including remuneration

Terms of remuneration as approved by RBI and Members from time to time. Mr. Bakhshi voluntarily relinquished his fixed compensation of basic, supplementary allowances and retirals for FY 2021 and was paid honorarium fee of ₹ 1 for FY 2021.

The details of remuneration (including perquisites and retiral benefits) paid to Mr. Bakhshi in FY 2021 is provided in the Directors' Report.

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NOTICE

Ms. Vishakha Mulye

Name of the Director	Ms. Vishakha Mulye (DIN: 00203578)
Age	52 years 5 months
Date of first appointment on the Board

The Board at its Meeting held on November 16, 2015 approved the appointment of Ms. Vishakha Mulye as a Wholetime Director (designated as Executive Director) for a period of five years, subject to approval of Reserve Bank of India (RBI) and Members. RBI and Members approved the said appointment for five years effective January 19, 2016.

The Board at its Meeting held on May 9, 2020 and the Members at the Annual General Meeting held on August 14, 2020 approved the re-appointment of Ms. Mulye as Wholetime Director (designated as Executive Director) of the Bank for a period of five years effective from January 19, 2021, subject to the approval of RBI. RBI approved the re-appointment of Ms. Mulye as an Executive Director of the Bank for a period of three years effective from January 19, 2021.

Brief resume including qualification and experience

Ms. Vishakha Mulye is an Executive Director on the Board of ICICI Bank since January 2016. Ms. Mulye, a Chartered Accountant, has been with the ICICI Group since 1993.

She is responsible for domestic and international Wholesale Banking Group, Proprietary Trading Group, Markets Group and Transaction Banking Group at the Bank.

Ms.Mulye chairs the Board of ICICI Bank Canada. She is also on the Board of ICICI Lombard General Insurance Company Limited.

Ms. Mulye is a member of Aspen Institute's 'India Leadership Initiative'. She was selected as 'Young Global Leader' in 2007 by the World Economic Forum. She received the 'India CFO Award' in 2006 from IMA India for 'Excellence in Finance in a Large Corporate' and 'CA Corporate Leader Award' in 2008 from the Institute of Chartered Accountants. In 2012, she received the 'GR8! Women Awards' from the Indian Television Academy for her contribution as an 'Eminent Personality in the field of Banking'. In 2019, she was felicitated at News 18 Lokmat's award ceremony 'Mukta Sanman' for her work in the field of Business and Finance.

Ms. Mulye has featured in several power lists such as the 'Most Powerful Women' in Indian Business' by Business Today and 'Most Powerful Women' by Fortune India. She was also inducted into Business Today's 'Hall of Fame' after being featured seven times in a row in its power list.

Ms. Mulye has handled several responsibilities in the areas of strategy, treasury & markets, proprietary equity investing and management of long-term equity investments, structured finance, management of special assets and corporate & project finance. She led the team that planned and executed the merger of ICICI and ICICI Bank in 2002. She also led the team which negotiated and concluded the merger of erstwhile Sangli Bank with ICICI Bank. From 2002 to 2005, she was responsible for the Bank's structured fina nee and global markets businesses, and its financial institutions' relationships. In 2005, she took over as the Group Chief Financial Officer. In 2007, she was elevated to the Board of ICICI Lombard General Insurance Company and in 2009, she assumed leadership of ICICI Venture Funds Management Company as its MD & CEO.

Expertise in specific functional areas	Banking, Investments and Finance

Annual Report 2020-21

NOTICE

Other Directorships (as on June 30, 2021)	1. ICICI Lombard General Insurance Company Limited 2. ICICI Bank Canada 3. UOFT India Foundation
Chairmanship/Membership of Committees in Companies in which position of Director is held (as on June 30, 2021)

ICICI Bank limited

Credit Committee

Committee of Executive Directors

Asset Liability Management Committee

Committee of Senior Management

Committee for Identification of Wilful Defaulters/Non Co-operative

Borrowers

ICICI Lombard General Insurance Company limited

Risk Management Committee

Strategy Committee

ICICI Bank Canada

Board Governance & Remuneration Committee

Relationship with other Directors, Managers and other Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on June 30, 2021)	1,028,037 equity shares including 1,925 equity shares as joint holder
No. of board meetings attended during the year	11/12
Terms and conditions of appointment or re-appointment including remuneration

Whole-time Director liable to retire by rotation. Terms of remuneration as approved by RBI and Members from time to time.

Ms. Mulye voluntarily opted for a 10% salary reduction effective May 1, 2020 in the basic salary, retirals and supplementary allowances for FY2021.

The details of remuneration (including perquisites and retiral benefits) paid to Ms. Mulye in FY2021 is provided in the Directors' Report.

Mr. Sandeep Batra

Name of the Director	Mr. Sandeep Batra (DIN: 03620913)
Age	55 years 6 months
Date of first appointment on the Board	The Shareholders at the Annual General Meeting held on August 9, 2019 approved the appointment of Mr. Sandeep Batra as a Wholetime Director (designated as an Executive Director) of the Bank for a period of five years effective from May 7, 2019 or the date of receipt of approval from Reserve Bank of India (RBI), whichever is later. RBI vide its letter dated December 22, 2020 communicated its approval for the appointment of Mr. Batra as an Executive Director of the Bank for a period of three years from the date of his taking charge as an Executive Director. The Board of Directors vide a circular resolution dated December 23, 2020 recorded December 23, 2020 as the effective date of appointment and taking charge by Mr. Batra as an Executive Director of the Bank.

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NOTICE

Brief resume including qualification and experience

Mr. Sandeep Batra is an Executive Director on the Board of ICICI Bank since December 23, 2020. Mr. Batra, a Chartered Accountant and a Company Secretary, has been with the ICICI Group since 2000. He holds responsibilities of the Corporate Centre at the Bank.

He is responsible for the Operations and Customer Service Group, Human Resource Management Group, Technology Group, Legal Group, Corporate Communications and Secretarial Group. He is also administratively responsible for Risk function, Internal Audit and Financial Crime Prevention Group and Compliance Group.

Mr. Batra chairs the Board of ICICI Bank UK PLC. He is also on the boards of several ICICI Group companies - ICICI Prudential Life Insurance Company Limited, ICICI Lombard General Insurance Company Limited, ICICI Prudential Asset Management Company Limited and ICICI Venture Funds Management Company Limited.

In his previous stint with ICICI Bank, Mr. Batra was Group Compliance Officer. He has been a founder member of the ICICI Prudential Life Insurance Company Limited where he worked as Chief Financial Officer from September 2000 till 2006 and then as Executive Director and a member of its Board from January 2014 till July 2018. At ICICI Prudential Life Insurance Company Limited, he was responsible for finance, investments, actuarial and risk, and complia nee functions. He was also instrumental in leading the company to India's first IPO in the insurance space.

Expertise in specific functional areas	Accountancy, Banking, Finance, Risk Management, Business Management, Insurance, Securities, Law and Governance
Other Directorships (as on June 30, 2021)

1. ICICI Prudential Life Insurance Company Limited

2. ICICI Lombard General Insurance Company Limited

3. ICICI Prudential Asset Management Company Limited

4. ICICI Venture Funds Management Company Limited

5. ICICI Bank UK PLC

6. Cheryl Advisory Private Limited

Chairmanship/Membership of Committees in Companies in which position of Director is held (as on June 30, 2021)

ICICI Bank Limited

Risk Committee

Information Technology Strategy Committee

Committee of Executive Directors

Committee of Senior Management

Asset Liability Management Committee

Committee for Identification of Wilful Defaulters/Non Co-operative

Borrowers

ICICI Prudential Life Insurance Company limited

Board Audit Committee

Board Investment Committee

Board Nomination and Remuneration Committee

With Profits Committee

ICICI Lombard General Insurance Company limited

Audit Committee

Board Nomination and Remuneration Committee Investment Committee

Annual Report 2020-21

NOTICE

ICICI Prudential Asset Management Company limited

Audit and Risk Committee- Chairman

Committee of Directors- Chairman

Nomination and Remuneration Committee

ICICI Venture Funds Management Company limited

Nomination and Remuneration Committee

ICICI Bank UK PLC

Board Governance Committee

Relationship with other Directors, Managers and other Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on June 30, 2021)	100,000 equity shares
No. of board meetings attended during the year	3/3
Terms and conditions of appointment or re-appointment including remuneration

Whole-time Director liable to retire by rotation. Terms of remuneration as approved by RBI and Members from time to time.

Mr. Batra voluntarily opted for a 10% salary reduction effective May 1, 2020 in the basic salary, retirals and supplementary allowances for FY2021. The details of remuneration (including perquisites and retiral benefits) paid to Mr. Batra in FY2021 is provided in the Directors' Report.

Mr. Anup Bagchi

Name of the Director	Mr. Anup Bagchi (DIN: 00105962)
Age	50 years 11 months
Date of first appointment on the Board

The Board at its Meeting held on October 14, 2016 approved the appointment of Mr. Anup Bagchi as a Wholetime Director (designated as an Executive Director) for a period of five years effective February 1, 2017, subject to approval of Reserve Bank of India (RBI) and Members.

RBI and Members have approved the said appointment for five years effective February 1, 2017.

Brief resume including qualification and experience

Mr. Anup Bagchi is an Executive Director on the Board of ICICI Bank since February 1, 2017. He has a management degree from the Indian Institute of Management, Bangalore and an engineering degree from the Indian Institute of Technology, Kanpur. He has been with the ICICI Group since 1992. He holds the responsibilities for Retail Banking at the Bank.

He is responsible for the Retail Banking Group, Digital Channels and Partnerships, Rural and Inclusive Banking Group, Data Sciences and Analytics Group and the Corporate Brand Group for the Bank. He also oversees retail products, remittances and NRI services for the International Banking business.

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NOTICE

He has represented the ICICI Group in various regulatory committees of key bodies such as RBI and SEBI. He was a member of RBI's Expert Committee on Micro, Small & Medium Enterprises and of SEBI's Committee on Financial and Regulatory Technologies (CFRT). He was in the Executive Committee of National Securities Depository Limited, (NSDL), Advisory Committee of BSE Limited and was co Chairman of FICCI's Capital Markets Committee. He was also a member of SEBI's Secondary Markets Advisory Committee (SMAC), Fair Market Conduct Committee and Committee on Financial and Regulatory Technologies and Risk Management Review Committee.

He has been honoured with 'The Asian Banker Promising Young Banker Award'.

Mr.Bagchi has worked extensively in the areas of retail banking, corporate banking and treasury and investment banking. Prior to his current role, he was the Managing Director & CEO of ICICI Securities Limited. Under his leadership, ICICI Securities won several prestigious awards.

Expertise in specific functional areas	Retail & Rural and Inclusive Banking, Finance & Accountancy, Strategy and Corporate Planning, Securities, Economics, Business Strategy, Retail Braking, Information Technology, Corporate Banking, Investment Banking, Treasury control and services, Financial Services and Business Management
Other Directorships (as on June 30, 2021)	1. ICICI Home Finance Company Limited 2. ICICI Prudential Life Insurance Company Limited 3. ICICI Securities Limited 4. ICICI Prudential Asset Management Company Limited 5. Comm Trade Services Limited
Chairmanship/Membership of Committees in Companies in which position of Director is held (as on June 30, 2021)

ICICI Bank limited

Stakeholders Relationship Committee

Corporate Social Responsibility Committee

Information Technology Strategy Committee

Customer Service Committee

Fraud Monitoring Committee

Committee of Executive Directors

Committee of Senior Management

Asset Liability Management Committee

Committee for Identification of Wilful Defaulters/Non Co-operative

Borrowers

ICICI Home Finance Company limited

Asset Liability Management Committee- Chairman

Committee of Directors- Chairman

Management Committee- Chairman

Board Governance, Nomination and Remuneration Committee

ICICI Prudential life Insurance Company limited

Board Customer Service & Policyholders' Protection Committee

Board Risk Management Committee Strategy Committee

Annual Report 2020-21

NOTICE

ICICI Securities limited Nomination & Remuneration Committee ICICI Prudential Asset Management Company limited Investment Committee- Chairman
Relationship with other Directors, Managers and other Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on June 30, 2021)	Nil
No. of board meetings attended during the year	12/12
Terms and conditions of appointment or re-appointment including remuneration

Whole-time Director liable to retire by rotation. Terms of remuneration as approved by RBI and Members from time to time.

Mr. Bagchi voluntarily opted for a 10% salary reduction effective May 1, 2020 in the basic salary, retirals and supplementary allowances for FY2021.

The details of remuneration (including perquisites and retiral benefits) paid to Mr. Bagchi in FY 2021 is provided in the Directors' Report.

Mr. Hari L. Mundra

Name of the Director	Mr. Hari L. Mundra (DIN: 00287029)
Age	71 years 8 months
Date of first appointment on the Board

The Board at its Meeting held on October 26, 2018 approved the appointment of Mr. Hari L. Mundra as an Additional Independent Director of the Bank for five years effective from October 26, 2018 to October 25, 2023, subject to the approval of Members. The Members at the Annual General Meeting held on August 9, 2019 approved the appointment of Mr. Mundra as an Independent Director.

Brief resume including qualification and experience

A rank holder both in B.A. Hons and M.B.A., Mr. Hari L. Mundra has 50 years of extensive industrial experience, both in India and Indonesia. He began his career in 1971 in Hindustan Unilever Limited and was the youngest member of its Board as the Vice President and Executive Director in charge of Exports at the time he left them in 1995. As a Management Board Member of RPG Group, he was the Group Chief Financial Officer as well as the President and Chief Executive of Carbon Black Business till 2001. In 2002, he joined Wockhardt Group as the Executive Vice Chairman. In 2003, he became the Deputy Managing Director and Finance Director of Essar Oil and was responsible for its resurrection. Post his superannuation, he has been the Senior Advisor to Hospira, USA for their Indian acquisitions and the Global Financial Advisor to Wockhardt Group for their turnaround. He has been the Visiting Professor at IIM, Ahmedabad for the last 13 years. Deeply engaged with the social sector, he led the turnaround of Indian Cancer Society and continues as its Hon Chairman. He is also the Founder Vice President of another NGO viz Society for Complementary Therapies.

Expertise in specific functional areas	Banking, Finance, Corporate Law, Business Strategy, Economist, General Management, Legal, Management and Taxation.

Annual Report 2020-21

NOTICE

Other Directorships (as on June 30, 2021)	1. Tata Autocomp Systems Limited
Chairmanship/Membership of Committees in Companies in which position of Director is held (as on June 30, 2021)

ICICI Bank Limited

Stakeholders Relationship Committee- Chairman

Credit Committee

Customer Service Committee

Review Committee for identification of willful defaulters/non co-operative borrowers

Tata Autocomp Systems limited

Audit Committee - Chairman

Nomination and Remuneration Committee

Relationship with other Directors, Managers None and Key Managerial Personnel of the Company	None
No. of equity shares held in the Company Nil (as on June 30, 2021)	Nil
No. of board meetings attended during the year	12/12
Terms and conditions of appointment or re-appointment including remuneration	Appointed as an Independent Director for a term of five years effective from October 26, 2018 to October 25, 2023.

During FY2021, Mr. Mundra was paid ₹ 4,400,000 as sitting fees and is entitled to be paid profit related commission of ₹ 1,000,000 for FY2021.

Mr. Subramanian Madhavan

Name of the Director	Mr. Subramanian Madhavan (DIN:06451889)
Age	64 years 8 months
Date of first appointment on the Board	The Board approved the appointment of Mr. Subramanian Madhavan as an Additional Independent Director of the Bank for five years effective from April 14, 2019 to April 13, 2024, subject to the approval of Members. The Members at the Annual General Meeting held on August 9, 2019 approved the appointment of Mr. Madhavan as an Independent Director.
Brief resume including qualification and experience	Mr.Subramanian Madhavan is a fellow member of the Institute of Chartered Accountants of India and holds a Post Graduate Diploma in Business Management from the Indian Institute of Management, Ahmedabad. He has around 38 years of experience in Accountancy, Economics, Finance, Law, Information Technology, Human Resources, Risk Management and Business Management. He started his career with Hindustan Unilever Limited. He had thereafter established a highly successful tax practice and served large Indian and multinational clients. He was then a senior partner and Executive Director in PricewaterhouseCoopers Private Limited.He has also served as the President Northern Region, Indo-American Chamber of Commerce and has been a past Co- Chairman, Taxation Committee, ASSOCHAM. He is a member of the Institute of Directors, the All India Management Association and the Delhi Management Association.
Expertise in specific functional areas	Accountancy, Economics, Finance, Law, Information Technology, Human Resources, Risk Management and Business Management.

Annual Report 2020-21

NOTICE

Other Directorships (as on June 30, 2021)

1. HCL Technologies Limited

2. Transport Corporation of India Limited

3. UFO Moviez India Limited

4. Sterlite Technologies Limited

5. Scrabble Entertainment Limited

6. Shopkhoj Content Private Limited

7. CBIX Technology Solutions Private Limited

8. Regime Tax Solutions Private Limited

9. Lifestyle International Private Limited

10.Navasuja Foundation

Chairmanship/Membership of Committees in Companies in which position of Director is held (as on June 30, 2021)

ICICI Bank limited

Fraud Monitoring Committee - Chairman

Audit Committee

Risk Committee

Review Committee for identification of willful defaulters/non co-operative borrowers

HCL Technologies limited

Audit Committee - Chairman

Stakeholders' Relationship Committee - Chairman

Finance Committee - Chairman

Risk Management Committee - Chairman

Corporate Social Responsibility Committee

Transport Corporation of India limited

Risk Management Committee- Chairman

Audit Committee

Nomination and Remuneration Committee

UFO Moviez India Limited

Nomination and Remuneration Committee - Chairman

Compensation Committee - Chairman

Audit and Risk Management Committee

Corporate Social Responsibility Committee

Sterlite Technologies limited

Audit Committee - Chairman

Nominations and Remuneration Committee

Stakeholders Relationship Committee

Scrabble Entertainment Limited

Audit Committee - Chairman

Nomination and Remuneration Committee - Chairman

Lifestyle International Private limited

Audit Committee - Chairman

Annual Report 2020-21

NOTICE

Relationship with other Directors, Managers and Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on June 30, 2021)	4,000 equity shares
No. of board meetings attended during the year	12/12
Terms and conditions of appointment or re-appointment including remuneration

Appointed as an Independent Director for a term of five years effective from ApriI 14, 2019 to April 13, 2024.

During FY2021, Mr. Madhavan was paid ₹ 3,300,000 as sitting fees and is entitled to be paid profit related commission of ₹ 1,000,000 for FY2021.

Ms. Neelam Dhawan

Name of the Director	Ms. Neelam Dhawan (DIN: 00871445)
Age	61 years 8 months
Date of first appointment on the Board	The Board at its Meeting held on January 12, 2018 approved the appointment of Ms. Neelam Dhawan as an Additional Independent Director of the Bank for five years with effect from January 12, 2018 to January 11, 2023, subject to the approval of Members. The Members at the Annual General Meeting held on September 12, 2018 approved the appointment of Ms. Dhawan as an Independent Director.
Brief resume including qualification and experience

Ms. Neelam Dhawan is an Economics Graduate from St Stephen's College, Delhi University. She also has a MBA degree from Faculty of Management Studies, University of Delhi, India. Ms. Dhawan has over 38 years of experience in the information technology industry. Starting from 1982, she has held various positions across HCL, IBM, Microsoft and Hewlett Packard. She has been Managing Director and leader of the Country businesses for 11 years for Microsoft and later Hewlett Packard in India. Her last executive assignment was that of Vice President for Global Industries, Strategic Alliances, and Inside Sales for Asia Pacific and Japan, for Hewlett Packard Enterprise till March 2018.

Over several years, leading business journals such as Fortune (international edition), Forbes and Business Today have recognized her as one of the Most Powerful Women in Business. Her main area of expertise are managing complex technology businesses in highly matrixed organizations. She has experience of IT transformation across multipie industries: banking and finance, telecommunications, manufacturing, health care and government.

She has been a key participant in shaping the IT industry in India. Her career span covered the industry's major milestones and had the opportunity to work alongside the key architects of the sector in India. She was on the NASSCOM Executive Council from 2009 to 2017 and made significant contributions to the industry strategy and public policy frameworks.

Expertise in specific functional areas	Information Technology and Business Management

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NOTICE

Other Directorships (as on June 30, 2021)	1. Koninklijke Philips N.V. 2. Yatra Online Inc 3. Skylo Technologies Inc 4. Capita PLC
Chairmanship/Membership of Committees in Companies in which position of Director is held (as on June 30, 2021)

ICICI Bank Limited

Board Governance, Remuneration & Nomination Committee- Chairperson

Fraud Monitoring Committee

Information Technology Strategy Committee

Review Committee for identification of wilful defaulters/non co-operative borrowers

Koninklijke Philips N.V.

Audit Committee

Capita PLC

Nomination Committee

Audit and Risk Committee

Remuneration Committee

Relationship with other Directors, Managers and Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on June 30, 2021)	Nil
No. of board meetings attended during the year	12/12
Terms and conditions of appointment or re-appointment including remuneration

Appointed as an Independent Director for a term of five years with effect from January 12, 2018 to January 11, 2023.

During FY2021, Ms. Dhawan was paid ₹ 1,900,000 as sitting fees and is entitled to be paid profit related commission of ₹ 1,000,000 for FY2021.

Mr. Radhakrishnan Nair

Name of the Director	Mr. Radhakrishnan Nair (DIN: 07225354)
Age	66 years 3 months
Date of first appointment on the Board	The Board at its Meeting held on May 2, 2018 approved the appointment of Mr. Radhakrishnan Nair as an Additional Independent Director of the Bank for five years with effect from May 2, 2018 to May 1, 2023, subject to the approval of Members. The Members at the Annual General Meeting held on September 12, 2018 approved the appointment of Mr. Nair as an Independent Director.
Brief resume including qualification and experience	Mr. Radhakrishnan Nair holds degrees in Science, Securities Laws, Management and Law. He has around 40 years of experience in the banking industry and in the field of securities and insurance regulation. He started his banking career with Corporation Bank in August 1976 and in 2003 he became General Manager, in charge of Recovery Management Division, Legal Service Division and Credit Risk Management Division and development of priority sector lending and regional rural banks.

Annual Report 2020-21

NOTICE

He has also served as the Managing Director of Corporation Bank Securities Limited. During his tenure at Corporation Bank, he was responsible for development of priority sector lending and regional rural bank which covered the areas of agriculture, small scale industry and other priority sector areas. In July 2005, he became an Executive Director at Securities and Exchange Board of India (SEBI), where he handled the Investment Management Department (mutual funds, venture capital funds and foreign venture capital investors), Corporate Debt Department, Economic and Policy Analysis Department, Office of Investor Assistance and Education and Surveillance. In March 2010, he joined Insurance Regulatory and Development Authority of India (IRDAI) as Member (Finance and Investment).During his tenure he ushered in new investment and accounting regulations for the life insurance and general insurance sectors. He was also involved in framing the new regulatory architecture for Unit Linked Insurance Plans and also chaired the committee on implementing IFRS and the new corporate governance framework for insurers. He thus has special knowledge and practical experience in, inter alia, accountancy, agriculture and rural economy, banking, co-operation, economics and finance.

Mr. Nair has rich and varied experience in branch, regional and corporate banking apart from treasury management and foreign exchange management. He was the Managing Director of Corpbank Securities Limited from 1999 to 2003, a Primary Dealership, licensed by RBI. He was member of the IOSCO sub-committee on Investment Management, lnvesto r Compensation and Protection, Private Equity from 2008 to 2010. At the IAIS he was the nominee on Sub-Committees on accounting, auditing, governance, group supervision, insurance standards and financial stability.

He was SEBI nominee on NACAS from 2005 to 2010, Investor Protection and Compensation Committee (MCA) and IRDA nominee on the RBI Technical Committee on Money, Government Securities and Foriegn Exchange Markets, SEBI CO BOSAC from 2010 to 2015.

Expertise in specific functional areas	Accountancy, Agriculture and Rural Economy, Banking, Management, Business , Co-operation, Risk Management, Business Management Economics & Finance.
Other Directorships (as on June 30, 2021)

1. ICICI Prudential Life Insurance Company Limited

2. ICICI Securities Primary Dealership Limited

3. lnditrade Capital Limited

4. Axis Mutual Fund Trustee Limited

5. Geojit Financial Services Limited

6. Geojit Credits Private Limited

7. Geojit Techloan Private Limited

8. Touchstone Regulatory Advisors Private Limited

9. Brickwork Ratings India Private Limited

Annual Report 2020-21

NOTICE

Chairmanship/Membership of Committees in Companies in which position of Director is held (as on June 30, 2021)

ICICI Bank limited

Corporate Social Responsibility Committee- Chairman

Audit Committee

Fraud Monitoring Committee

Review Committee for identification of wilful defaulters/non co-operative borrowers

ICICI Prudential life Insurance Company limited

Board Audit Committee -Chairman

With Profits Committee -Chairman

Board Investment Committee

Board Risk Management Committee

Stakeholders Relationship Committee

ICICI Securities Primary Dealership Limited

Risk Management and IT Strategy Committee- Chairman

lnditrade Capital limited

Audit Committee

Geojit Financial Services Limited

Nomination and Remuneration Committee

Audit Committee

Geojit Credits Private Limited

Nomination and Remuneration Committee- Chairman

Audit Committee

Relationship with other Directors, Managers and Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on June 30, 2021)	Nil
No. of board meetings attended during the year	12/12
Terms and conditions of appointment or re-appointment including remuneration

Appointed as an Independent Director for a term of five years with effect from May 2, 2018 to May 1, 2023.

During FY2021, Mr. Nair was paid ₹ 2,700,000 as sitting fees and is entitled to be paid profit related commission of ₹ 1,000,000 for FY2021.

Ms. Rama Bijapurkar

Name of the Director	Ms. Rama Bijapurkar (DIN: 00001835)
Age	64 years 4 months
Date of first appointment on the Board

The Board at its Meeting held on January 14, 2019 approved the appointment of Ms.Rama Bijapurkar as an Additional Independent Director of the Bank for five years effective from January 14, 2019 to January 13, 2024, subject to the approval of Members. The Members at the Annual General Meeting held on August 9, 2019 approved the appointment of Ms. Bijapurkar as an Independent Director.

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NOTICE

Brief resume including qualification and experience

Ms. Rama Bijapurkar holds Bachelor's Degree in Science (Hons.), Degree in physics from Miranda House, University of Delhi and a Post-Graduate Diploma in Management from the Indian Institute of Management, Ahmedabad. Ms. Bijapurkar is an independent management consultant working in the area of business-market strategy; and an acknowledged thought leader on 'consumer India' and India's consumer economy. She is a regular visiting faculty at liM Ahmedabad and is also co-founder of People Research on India's Consumer Economy, a think tank and fact tank focused on providing the "people view" of India's economy and citizen environment.

Ms. Bijapurkar is among India's most experienced independent directors and has served on the boards of several of India's blue chip companies (many of them being in the financial services sector) as well as on the governing councils of academic institutions and public service institutions (incIuding Banking Codes and Standards Board of India and the Insurance Information Bureau of India).

Expertise in specific functional areas	Business Management and Marketing
Other Directorships (as on June 30, 2021)

1. People Research on India's Consumer Economy

2. Mahindra and Mahindra Financial Services Limited

3. Emami Limited

4. Nestle India Limited

5. VST Industries Limited

6. Cummins India Limited

7. Sun Pharmaceutical Industries Limited

Chairmanship/Membership of Committees in Companies in which position of Director is held (as on June 30, 2021)

ICICI Bank Limited

Customer Service Committee - Chairperson

Board Governance, Remuneration & Nomination Committee

Corporate Social Responsibility Committee

Review Committee for identification of wilful defaulters/non co-operative borrowers

Mahindra & Mahindra Financial Services Limited

Stakeholders Relationship Committee- Chairperson

Risk Management Committee

Audit Committee

Corporate Social Responsibility Committee

Nestle India Limited

Stakeholders Relationship Committee- Chairperson

Corporate Social Responsibility Committee

VST Industries Limited

Nomination & Remuneration Committee - Chairperson

Stakeholders Relationship Committee- Chairperson

Strategy Committee

Audit Committee

Corporate Social Responsibility Committee

Risk Management Committee

Annual Report 2020-21

NOTICE

Cummins lndia limited

Stakeholders Relationship Committee

Corporate Social Responsibility Committee

Risk Management Committee

Sun Pharmaceutical Industries limited

Corporate Social Responsibility Committee

Relationship with other Directors, Managers and Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on June 30, 2021)	2,600 equity shares
No. of board meetings attended during the year	12/12
Terms and conditions of appointment or re-appointment including remuneration

Appointed as an Independent Director for a term of five years effective from January 14, 2019 to January 13, 2024.

During FY2021, Ms. Bijapurkarwas paid ₹ 1,850,000 as sitting fees and is entitled to be paid profit related commission of ₹ 1,000,000 for FY2021.

Mr. B. Sriram

Name of the Director	Mr. B. Sriram (DIN: 02993708)
Age	62 years 9 months
Date of first appointment on the Board	The Board at its Meeting held on January 14, 2019 approved the appointment of Mr. B. Sriram as an Additional Independent Director of the Bank for five years effective from January 14, 2019 to January 13, 2024, subject to the approval of Members. The Members at the Annual General Meeting held on August 9, 2019 approved the appointment of Mr. Sriram as an Independent Director.
Brief resume including qualification and experience

Mr. B. Sriram is a Certificated Associate of the Indian Institute of Banking & Finance (formerly The Indian Institute of Bankers), Mumbai. He holds a Diploma in International Law & Diplomacy from the Indian Academy of International Law & Diplomacy, New Delhi and an AlMA Diploma in Management from the All India Management Association, New Delhi. He is also an M.Sc in Physics and B.Sc (Hons) in Physics from St Stephen's College, Delhi University.

Mr. Sriram was:

Managing Director & CEO, lDBI Bank Ltd from June 30, 2018 to September 29, 2018.

Managing Director, State Bank of India from July 2014 to June 2018.

Managing Director, State Bank of Bikaner & Jaipur from March 2013 to July 2014.

He has worked with State Bank of India for about 37 years and is well experienced in all areas of Banking and Finance. He joined State Bank of India as a Probationary Officer in December 1981 and held various key assignments within the Bank and the Group in Credit and Risk, Retail, Operations, IT, Treasury, Investment Banking and International Operations. He is a Part Time Member of the Insolvency and Bankruptcy Board of India (IBBI) and is also a Member of its Audit Committee.

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NOTICE

Expertise in specific functional areas	Banking and Finance
Other Directorships (as on June 30, 2021)	1. Unitech Limited 2. Nippon Life India Asset Management Limited 3. TVS Credit Services Limited 4. lndialdeas Com Limited 5. National Highways Infra Investment Managers Private Limited
Chairmanship/Membership of Committees in Companies in which position of Director is held (as on June 30, 2021)

ICICI Bank Limited

Information Technology Strategy Committee - Chairman

Board Governance, Remuneration & Nomination Committee

Credit Committee

Review Committee for identification of wilful defaulters/non co-operative borrowers

Unitech Limited

Audit Committee

Nippon Life India Asset Management Limited

Nomination and Remuneration Committee

Audit Committee

Stakeholders Relationship Committee

CSR Committee

Risk Management Committee

TVS Credit Services Limited

Asset Liability Management Committee- Chairman

Credit Sanction Committee- Chairman

IndiaIdeas Com Limited

Audit Committee - Chairman

Nomination & Remuneration Committee

National Highways Infra Investment Managers Private Limited

Audit Committee - Chairman

Nomination and Remuneration Committee

Investment and Finance Committee

Relationship with other Directors, Managers and Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on June 30, 2021)	Nil
No. of board meetings attended during the year	12/12
Terms and conditions of appointment or re-appointment including remuneration

Appointed as an Independent Director for a term of five years effective from January 14, 2019 to January 13, 2024.

During FY2021, Mr. Sriram was paid ₹ 4,500,000 as sitting fees and is entitled to be paid profit related commission of ₹ 1,000,000 for FY2021.

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NOTICE

Mr. Uday Chitale

Name of the Director	Mr. Uday Chitale (DIN: 00043268)
Age	71 years 8 months
Date of first appointment on the Board

The Board at its Meeting held on January 17, 2018 approved the appointment of Mr. Uday Chitale as an Additional Independent Director of the Bank for five years with effect from January 17, 2018 to January 16, 2023 subject to the approval of Members. The Members at the Annual General Meeting held on September 12, 2018 approved the appointment of Mr. Chitale as an Independent Director.

Brief resume including qualification and experience	Mr. Uday Chitale a Chartered Accountant with professional standing of over 45 years, was a Senior Partner of M/s M. P. Chitale & Co, Chartered Accountants upto June 30, 2021. His professional experience encompasses auditing & assurance and business/management advisory services to diverse mix of corporate clients including banking and financial institutions. He is also active in the field of arbitration and conciliation of commercial disputes. He is accredited mediator of CEDR (UK) besides being on the panel of experts of leading arbitration and ADR centres/institutions in India. He has served on the boards of prominent companies and notably, he was a board member during ICICI Bank's formative years during 1997-2005. He served on the global Board of Directors and as VP-Asia Pacific ofthe worldwide association of accounting firms, DFK International. He is also a member of the Board of Governors of National Institute of Securities Markets (NISM) promoted by SEBI.
Expertise in specific functional areas	Accounts, Finance and Alternate Dispute Resolution (ADR)
Other Directorships (as on June 30, 2021)	1. ICICI Lombard General Insurance Company Limited 2. India lnfradebt Limited 3. Indian Council for Dispute Resolution
Chairmanship/Membership of Committees in Companies in which position of Director is held (as on June 30, 2021)

ICICI Bank limited

Audit Committee - Chairman

Corporate Social Responsibility Committee

Stakeholders Relationship Committee

Review Committee for identification of wilful defaulters/non co-operative borrowers

ICICI Lombard General Insurance Company Limited

Board Nomination and Remuneration Committee- Chairman

Strategy Committee- Chairman

Corporate Social Responsibility Committee- Chairman

Audit Committee

Policyholders Protection Committee

Risk Management Committee

India lnfradebt limited

Audit Committee- Chairman

Board Governance, Remuneration and Nomination Committee- Chairman

Board Risk Management Committee

Corporate Social Responsibility

Committee Committee of Directors

Annual Report 2020-21

NOTICE

Relationship with other Directors, Managers and Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on June 30, 2021)	Nil
No. of board meetings attended during the year	12/12
Terms and conditions of appointment or re-appointment including remuneration

Appointed as an Independent Director for a term of five years with effect from January 17, 2018 to January 16, 2023.

During FY2021, Mr. Chitale was paid ₹ 3,000,000 as sitting fees and is entitled to be paid profit related commission of ₹ 1,000,000 for FY2021.

By Order of the Board

Ranganath Athreya

Company Secretary

ACS: 7356

Mumbai, July 15, 2021

CIN: L65190GJ1994PLC021012

Website: www.icicibank.com

E-mail: investor@icicibank.com

Registered Office: ICICI Bank Tower Near Chakli Circle Old Padra Road Vadodara 390 007 Phone: 0265-6722286	Corporate Office: ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051 Phone: 022-26538900 Fax: 022-26531230

Annual Report 2020-21

NOTICE

ANNEXURE II

INSTRUCTIONS ON DEDUCTION OF TAX AT SOURCE ON DIVIDEND

As per the Income-tax Act, 1961 (the Act), as amended by the Finance Act, 2020, dividend paid or distributed by Bank after April 1, 2020 shall be taxable in the hands of the shareholders. The Bank shall therefore be required to deduct tax at source (TDS) under section 194 of the Act or section 195 of the Act at the prescribed rates at the time of making the payment of the said dividend to shareholders. The TDS rate would vary depending on the residential status of the shareholder and the documents submitted by them and accepted by the Bank. Further, higher rate of TDS would be applicable if pursuant to section 206AA of the Act valid permanent account number (PAN) has not been provided by shareholder or pursuant to section 206AB of the Act shareholder being a specified person.

A specified person is one who has not complied with filing of income tax returns for last two years and is having TDS of ₹ 50,000 or more in each of the previous two years.

A non-resident not having permanent establishment in India is not considered as a specified person.

Accordingly, the final dividend will be paid by the Bank after deducting tax at source, as applicable, as explained herein.

A.	Resident Shareholders

1.	For Resident Shareholders, TDS will be applicable at 10% on the amount of dividend. In case valid PAN is not provided or shareholder is a specified person, then the TDS wiII be applicable at 20% of the amount of dividend. Accordingly, shareholders who have not provided their PAN are requested to provide the same to the Bank or 3i lnfotech Limited, Registrar and Share Transfer Agent (R & T Agent) of the Bank (in respect of shares held in physical form) or to the Depository Participant (in respect of shares held in electronic form) immediately.

No tax shall be deducted on the dividend payable if either of the below two conditions are fulfilled:

•	Total dividend payable to a resident individual shareholder does not exceed ₹ 5,000 per year.

•	The shareholder has provided duly filled and signed Form 15G (applicable to any Person other than a company or a Firm) / Form 15H (applicable to an Individual above the age of 60 years) with valid PAN and provided that all the required eligibility conditions are met.

2.	The following Tax Resident Shareholders should be eligible for nil/lower rate of TDS upon providing the documents to the Bank mentioned hereunder to the satisfaction of the Bank:

Sr. No.	Particulars	Applicable Rate of TDS	Documents Required
a.	Insurance Companies	Nil	• Declaration that it is an Insurance company as specified under Proviso to section 194 of the Act • Self-attested copy of certificate of registration with IRDAI • Self-attested copy of PAN card
b.	Government, Reserve Bank of India (RBI), Specified Corporations established by or under Central Act whose income is exempt from tax, and Mutual Funds specified under section 10(23D) of the Act	Nil	• Declaration that it is covered by section 196(iii) of the Act read with the Circulars issued thereunder • Self -attested copy of relevant registration documents • Self-attested copy of PAN card

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NOTICE

Sr. No.	Particulars	Applicable Rate of TDS	Documents Required
c.	Category - I & II Alternative Investment Funds (AIF) registered with the Securities and Exchange Board of India (SEBI)	Nil

•

Declaration that its income is exempt under section 10(23FBA) of the Act and they are governed by SEBI regulations as Category I or Category II AIF

•

Self-attested copy of SEBI AIF registration certificate

•

Self-attested copy of the PAN card

d.	Shareholders exempted from TDS provisions in terms of any provisions of the Act or CBDT Circular or notification	Nil rate of TDS

•

Declaration that it is covered by CBDT circular or Notification

•

Documentary evidence supporting the exemption status in terms of any provisions of the Act or CBDT Circular or notification

•

Self-attested copy of PAN card

e.	All resident shareholders	Rate specified in the low deduction certificate issued by the income tax department	• Self-attested copy of certificate under section 197 of the Act • Please note the TAN of ICICI Bank Limited to be mentioned in the lower deduction certificate as MUMI16212A

B.	Non-Resident Shareholders

1.	For Non-resident shareholder being Depositary for American Depository Receipt (ADR), TDS will be applicable under section 196C of the Act at 10% on the amount of dividend payable.

2.	For Non-resident institutional shareholders being Foreign Institutional Investor/Foreign Portfolio Investor (FII/FPI), TDS will be applicable under section 196D of the Act, at 20% or as per the rate in any applicable Double Tax Avoidance Agreement (tax treaty) on submission of documents mentioned below, whichever is lower, on the amount of dividend payable.

3.	For other Non-resident shareholders, TDS will be applicable in accordance with the provisions of section 195 of the Act, at the rates in force which is currently 20% or as per the rate in any applicable tax treaty on submission of documents mentioned below, whichever is lower, on the amount of dividend payable.

4.	The non-resident shareholders who has a permanent establishment in India and is a specified person would be liable for twice the rate of TDS as applicable to them.

5.	If certificate under section 197/195 of the Act is obtained by non-resident shareholders for lower/Nil withholding of taxes, rate specified in the said certificate shall be considered based on submission of self-attested copy of the same. Please note the TAN of ICICI Bank Limited to be mentioned in the lower deduction certificate as MUMI16212A.

Pursuant to section 90(2) of the Act, non-resident shareholders (other than Depositary for ADRs) have the option to be avail the benefit of tax treaty between India and the countries of their tax residence for which such non-resident shareholders will have to provide the following documents, to the satisfaction of the Bank:

1.	Self-attested copy of the PAN allotted by the Indian Income Tax authorities; If the PAN is not allotted, please submit self-declaration.

2.	Self-attested copy of Tax Residency Certificate (TRC) (for FY 2021-22) obtained from the tax authorities of the country of which the shareholder is resident. In case, the TRC is furnished in a language other than English, the said TRC would have to be translated from

Annual Report 2020-21

NOTICE

such other language to EngIish language and thereafter duly notarized and apostilled copy of the TRC would have to be provided.

3.	Self-declaration in Form 10F for FY 2021-22 if all the details required in this Form are not mentioned in the TRC;

4.	Self-declaration by the non-resident shareholder as to:

•	Eligibility to claim tax treaty benefits based on the tax residential status of the shareholder;

•	The shareholder did not at any time during the relevant year have permanent establishment/fixed base in India in accordance with the applicable tax treaty;

•	Shareholder being the beneficial owner of the dividend income to be received on the equity shares.

Please note that in case of non-resident shareholders Self Declaration of No Permanent Establishment and Beneficial ownership should be on the letterhead of the shareholder for claiming tax treaty benefits or/and to avoiding higher TDS as per section 206AB of the Act.

Please note that the Bank in its sole and absolute discretion reserves the right to call for any further information and/or to apply domestic law/tax treaty for TDS.

GENERAL INSTRUCTIONS:

1.	All the above referred TDS rates shall be duly enhanced by applicable surcharge and cess, wherever applicable.

2.	Shareholders holding shares in dematerialized mode, are requested to update their records such as tax residential status, PAN, address, bank account details, email addresses and mobile numbers with their depository participants. Shareholders holding shares in physical mode are requested to furnish their detaiIs to the Bank or Bank's R & T Agent.

Please note that for the purpose of complying with the applicable TDS provisions, the Bank will rely on the above-mentioned information as on record date i.e. July 30, 2021 as per the details available with the Depositories/R & T Agent.

3.	The Forms/Declarations can be downloaded from the website: http://14.141.70.64/LIVE_TDS/TDSDocumentCollection.aspx. In order to enable the Bank to determine the appropriate tax rate at which tax has to be deducted at source under the respective provisions of the Act, Shareholders are requested to provide/ submit the documents as applicable to them on or before August 2, 2021 (6 p.m. IST) at the above website.

4.	The dividend will be paid after deduction of tax at source as determined on the basis of the documents provided by the respective shareholders as applicable to them and being found to be complete and satisfactory in accordance with the Act. The Bank shall arrange to dispatch the TDS certificate to the shareholder.

5.	No communication on the tax determination/ deduction in respect of the said dividend shall be entertained post the above mentioned date and time. It may be further noted that in case the tax on said dividend is deducted at a higher rate in absence of receipt of the aforementioned details/documents, there would still be an option available with the Shareholder to file the return of income and claim an appropriate refund, if eligible. Further, it may kindly be noted that no claim shall lie against the Bank for such taxes deducted.

6.	All communications/queries in this respect should be sent to email address at icicibankdivtax@3i-infotech.com.

7.	In the event of any income tax demand (including interest, penalty, etc.) arising from any misrepresentation, inaccuracy or omission of information provided/to be provided by the Shareholder(s), such Shareholder(s) will be responsible to indemnify the Bank and also, provide the Bank with all information/documents and co-operation in any proceedings.

8.	This communication shall not be treated as an advice from the Bank. Shareholders should obtain tax advice related to their tax matters from a tax professional.

9.	The Bank will be relying on the information verified from the functionality or facility available on the Income Tax website for ascertaining the income tax compliance for whom higher rate of TDS shall be applicable under section 206AB of the Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	July 23, 2021	By:	/s/s/Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Chief Manager